UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 814-01410

Carlyle Secured Lending III*

(Exact name of registrant as specified in its charter)

Address: One Vanderbilt Avenue, Suite 3400, New York, NY 10017 Telephone number: (212) 813-4900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares of beneficial interest, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

Explanatory Note:

*

On March 27, 2025, Carlyle Secured Lending, Inc., a Maryland corporation (“CSL”), completed its previously announced acquisition of Carlyle Secured Lending III, a Delaware statutory trust (the “Company”), pursuant to that certain Agreement and Plan of Merger (as amended, the “Merger Agreement”), dated as of August 2, 2024, by and among the Company, CSL, Blue Fox Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of CSL (“Merger Sub”), and, for the limited purposes set forth therein, CSL III Advisor, LLC, a Delaware limited liability company, and Carlyle Global Credit Investment Management L.L.C., a Delaware limited liability company. Pursuant to the Merger Agreement, Merger Sub was merged with and into the Company, with the Company continuing as the surviving entity and a direct wholly-owned subsidiary of CSL (the “First Merger”). Immediately following the First Merger, the Company was merged with and into CSL, with CSL continuing as the surviving corporation (the “Second Merger”). As a result of, and as of the effective time of, the Second Merger, the Company’s separate statutory trust existence ceased.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 27, 2025		Carlyle Secured Lending, Inc. successor by merger to Carlyle Secured Lending III

	By:	/s/ Joshua Lefkowitz
Name: Joshua Lefkowitz
Title: Chief Compliance Officer and Secretary